Exhibit 12

John Deere Capital Corporation and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
(thousands of dollars)

	Nine Months Ended July 31,		For the Years Ended October 31,
	2006	2005	2005	2004	2003	2002	2001
Earnings:
Income before income taxes and changes in accounting	$333,013	$316,456	$424,850	$410,621	$427,940	$370,972	$245,662
Fixed charges	524,785	333,769	480,077	334,521	367,223	382,547	459,348
Total earnings	$857,798	$650,225	$904,927	$745,142	$795,163	$753,519	$705,010

Fixed charges:
Interest expense	$520,442	$328,561	$473,204	$327,451	$360,127	$374,883	$452,032
Rent expense	4,343	5,208	6,873	7,070	7,096	7,664	7,316
Total fixed charges	$524,785	$333,769	$480,077	$334,521	$367,223	$382,547	$459,348

Ratio of earnings to fixed charges*	1.63	1.95	1.88	2.23	2.17	1.97	1.53

“Earnings” consist of income before income taxes, the cumulative effect of changes in accounting and fixed charges. “Fixed charges” consist of interest on indebtedness, amortization of debt discount and expense, an estimated amount of rental expense under capitalized leases that is deemed to be representative of the interest factor and rental expense under operating leases.

*                    The Company has not issued preferred stock. Therefore, the ratios of earnings to combined fixed charges and preferred stock dividends are the same as the ratios presented above.

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